JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-3963

Jardines

48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

02049293

2nd August 2002

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02 AUG 15

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
<u>- Share Repurchase</u>

We enclose for your information a notification dated 2nd August 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

<u>Encl</u>

dlw 9/4

[Cng/VK/shares-repurchase/jmh2k20802/p3]

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Purchase of Own Securities
Released	11:17 2 Aug 2002
Number	4857Z

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase:	2nd August 2002
Total number of shares repurchased:	66,000 shares
Price paid per share:	US$5.60

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

2nd August 2002

www.jardines.com

END

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

SUPPL

To: Business Editor

31st July 2002
For immediate release

The following announcement was today issued to the London Stock Exchange.

Jardine Matheson Holdings Limited
Interim Report 2002

Highlights

- Underlying earnings per share increase 45% to US¢28.82*
- Hongkong Land property values decline
- Jardine Strategic bids to increase stake in Cycle & Carriage to over 50%
- Dairy Farm recovers and sells New Zealand business
- Another good performance from Jardine Lloyd Thompson

"The quality of earnings from the Group's diverse businesses provides some stability in these volatile times, but the outcome for full year will depend on the strength of Asian economies."

Henry Keswick, *Chairman*
31st July 2002

* The Group's financial statements are prepared under International Accounting Standards ('IAS'), which no longer permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements. The figures included in the highlights above, the Chairman's Statement and Operating Review are based on this supplementary financial information unless otherwise stated.

The interim dividend of US¢7.80 per share will be payable on 16th October 2002 to shareholders on the register of members at the close of business on 23rd August 2002 and will be available in cash with a scrip alternative. The ex-dividend date will be on 21st August 2002, and the share registers will be closed from 26th to 30th August 2002, inclusive.

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The year began with a prevailing sense of uncertainty in many of the Group's markets and, despite a good first-half performance, there has been little improvement in sentiment. Progress has been made in a number of the Group's businesses in refining their scope of activities and creating opportunities for profitable growth.

Performance

The Company's strong earnings performance in the second half of 2001 continued into the first six months of 2002 with underlying earnings per share of US¢28.82 being achieved, a 45% increase over the first half of 2001. Underlying net profit rose 39% to US$109 million.

Among the Group's subsidiaries and affiliates the majority produced good results. Following the disposal of its Australian operations, Dairy Farm's contribution increased, with a better performance from its Hong Kong supermarkets. Jardine Lloyd Thompson again performed well. Cycle & Carriage's Indonesian affiliate, Astra International, responded positively to improved market sentiment and its reported results also benefited from the strengthening of the Rupiah. Mandarin Oriental saw occupancy levels recover in many of its hotels, although rates remained weak; its result includes the write-back of development costs following the decision to proceed with its Washington project. Jardine Pacific's overall result improved, but several of its companies suffered from poor consumer sentiment in Hong Kong, where the weaker market also impacted Jardine Motors Group. Hongkong Land maintained occupancy, but earnings suffered from negative reversions in soft rental markets.

Hongkong Land's valuation of its property portfolio at the end of the half-year recorded a 7% reduction. As International Accounting Standards require the changes arising on the revaluation of investment properties to be taken through the profit & loss account, rather than directly to reserves, a total non-cash deficit of US$190 million has been set against profit. A US$14 million non-cash currency translation deficit arising on the sale of Jardine Motors' French operations has also been recognized. The result benefited, however, from the Company's US$124 million share of the profit on disposal by Dairy Farm of Woolworths New Zealand, and a net profit of US$32 million was recorded for the half year.

An unchanged interim dividend of US¢7.80 per share has been declared.

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Business Developments

The Group has been active in the first half of the year with a number of initiatives designed to enhance profitability and concentrate the Group on fewer, but larger, businesses. Through such initiatives and a focus on clear performance measures the Group continues to build its businesses into market leaders, creating significant growth in value for shareholders.

Hongkong Land's property development projects are progressing well. Its latest flagship commercial property in Hong Kong, Chater House, was completed on schedule in June, and has been over 50% pre-let despite the poor market. Construction will begin soon on the group's Singapore joint-venture development, One Raffles Quay, while the pre-sale of the first phase of its new residential development in Beijing, Central Park, was well received with nearly half of the apartments being sold.

In June, Dairy Farm sold its supermarket business in New Zealand for a significant premium, giving rise to a gain of US$225 million. Following the disposal of its Australasian businesses, the company's focus is now on growing its Asian operations. Good operating performance, coupled with the significant improvement in the group's financial position, has enabled Dairy Farm to reinstate its dividend.

Mandarin Oriental's underlying performance in the first half was improved as occupancy levels at most of its hotels recovered from the depressed conditions prevailing in the second half of last year, although room rates have continued to weaken. The group's development plans remain on track with three key hotel projects in progress in New York, Washington D.C. and Tokyo.

In July, Jardine Strategic announced a cash partial offer to increase its holding in Cycle & Carriage to 50.2% and a related cash offer for its partly-owned subsidiary, MCL Land. While Cycle & Carriage is facing a number of challenges in its business, Jardine Strategic remains confident that the company's management can meet these challenges over the next few years. An increased stake of over 50% will place Jardine Strategic in a better position to support Cycle & Carriage and enables the company to maintain the advantages of its Singapore listing with a high level of local ownership. The offer is conditional upon the approval of the independent shareholders of Edaran Otomobil Nasional Berhad ('EON'), which owns a 21% stake in Cycle & Carriage, for EON to accept it. This process is expected to take some three months to complete.

Astra International, Cycle & Carriage's 31%-held Indonesian affiliate, achieved a good trading performance, but high levels of foreign currency debt continue to hamper the company. Astra has appointed a financial adviser to assist in reviewing the options available so that a decision can be made on the most appropriate balance sheet strategy.

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Jardine Lloyd Thompson has continued to win business and has been a beneficiary of the hardening insurance markets. The company has responded well to the increasing demands from its clients for the limited capacity that is available.

Jardine Motors Group's new Mercedes-Benz franchise arrangement in Hong Kong and the reorganization of its Mercedes-Benz dealer network in the United Kingdom both took effect in July 2002, and discussions are also ongoing with Cycle & Carriage's affiliate with regard to the Malaysian distribution arrangements for Mercedes-Benz. While these changes will adversely affect future earnings, the new structures provide a sound base for the Group's long-term relationships with DaimlerChrysler.

Looking Ahead

In conclusion, the Chairman, Henry Keswick said, "The quality of earnings from the Group's diverse businesses provides some stability in these volatile times, but the outcome for full year will depend on the strength of Asian economies."

- more -

Operating Review

Jardine Pacific

Jardine Pacific produced a profit of US$36 million in the first half, 9% ahead of last year. Trading conditions were mixed during the early months of the year with weak consumer sentiment impacting the performance of a number of businesses. Seasonal factors that would normally contribute to a stronger second half may be limited by the uncertain economic outlook and continuing poor corporate and consumer sentiment.

Jardine Schindler achieved an improved order intake during the first half and continued to build its maintenance portfolio. Gammon Skanska's existing projects have been progressing well, but construction order books are generally weaker than a year ago and this may impact its earnings outlook. JEC experienced lower business volumes in its Hong Kong engineering operations.

HACTL reported 17% growth in air cargo throughput for the first six months, driven primarily by strong export demand to the United States and Europe. Earnings fell slightly at Jardine Aviation due to lower volumes and at Jardine Shipping as a result of sharply reduced cargo rates.

Jardine OneSolution's markets remained difficult, but substantial overhead reductions were achieved. Jardine Restaurants experienced weaker sales in its Hong Kong outlets, as did IKEA, but a strong performance elsewhere. Pacific Finance recorded a weaker result following higher doubtful debt provisioning, although actual delinquency levels were well below market benchmarks. Jardine Property Investment sold the Security Centre at the end of 2001 and saw a small drop in yields.

Among other interests, there was a good performance from EastPoint, the recently rebranded Hong Kong property management business acquired as part of the disposal of Colliers Jardine. The results of Jardine Pacific's other interests generally improved, with the exception of Jardine Logistics which was held back by weak shipping rates.

Central overheads increased due to lower tax and pension write-backs, while finance costs benefited from favourable interest rates.

Jardine Motors Group

Jardine Motors Group achieved an underlying net profit of US$21 million for the six months, a reduction of 30% on the previous year. In Hong Kong, Zung Fu's margins were under pressure in a weak market, and sales declined in anticipation of a model change. After-sales activities, however, remained strong. There was a positive contribution from Mainland China where the Mercedes-Benz distribution joint venture, Southern Star, increased passenger car deliveries and start-up losses incurred on the expansion of Zung Fu's service centre network were kept in line with plan.

The performance from the United Kingdom dealerships continued to improve. There were, however, further significant expenses incurred in rationalizing the property portfolio and reorganizing the head office support units; cost reduction in these areas is being addressed as a priority. In February the disposal of the group's French motor operation produced a positive cash contribution, but charges for cumulative exchange translation differences led to a net loss being recorded. The United States operations have achieved improved results in a resilient import market and are benefiting from an increase in after-sales capacity.

The new Mercedes-Benz franchise arrangement in Hong Kong and the reorganization of the Mercedes-Benz dealer network in the United Kingdom both took effect in July 2002. While these changes will have an adverse effect on results, the new structures provide a sound base for Jardine Motors' long-term relationship with DaimlerChrysler.

Jardine Lloyd Thompson

Jardine Lloyd Thompson ('JLT') produced a good result for the first six months achieving significant growth in both revenue and profits. There was a very strong performance from its Risk & Insurance Group and steady growth in its Employee Benefits business. Brokerage and fees grew by 12% to £194 million, and profit before tax (excluding exceptional items and goodwill amortisation) under UK accounting standards rose 20% to £51 million. The insurance market continued to see rising premium rates, tighter terms and conditions for insurance cover and reduced capacity, and JLT expects these conditions to continue beyond 2003.

The Risk & Insurance Group, which comprises JLT's worldwide insurance and reinsurance broking and local government activities, had a successful first half as it continued to win new business, control costs and benefit from the hard market in its commission income. Turnover grew by 16% to £156 million, and the group enjoyed a very strong client retention rate.

The Employee Benefits Group, which comprises JLT's pension administration, outsourcing, employee benefits, consultancy and US group marketing activities, made an encouraging start to the year. Revenue in the period grew by 6% to £38 million. In the United Kingdom, Corporate Healthcare and Pension Consulting performed strongly. Administration Services also did well, winning a number of significant new contracts, which will benefit future revenues.

Jardine Strategic

Jardine Strategic's underlying earnings per share showed a significant 82% increase to US¢14.96 for the first half, benefiting from a 77% increase in underlying net profit to US$97 million and the effect of share repurchases. Dairy Farm, Mandarin Oriental and Cycle & Carriage all contributed to the improved profit, while the results from Jardine Matheson (excluding Jardine Strategic's contribution) and Hongkong Land were lower. Net asset value per share at 30th June 2002, based on the market price of the company's holdings, was US$5.00 compared with US$4.88 at the prior year end.

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Jardine Strategic, which has a 29.1% interest in Cycle & Carriage, announced a cash partial offer for a further 21.1% at a price of S$4.76 per share. If successful, the offer will result in Jardine Strategic holding a 50.2% interest in Cycle & Carriage. Edaran Otomobil Nasional Berhad ('EON'), which has a 21.1% interest in the company, has given its acceptance of the partial offer, subject to the approval of its independent shareholders. In order to meet regulatory requirements, Jardine Strategic also announced a cash offer to acquire the 40.29% of MCL Land that Cycle & Carriage does not own. The offer price of S$1.09 per share represents a 51% discount to the net asset value per share of MCL Land as at 31st December 2001.

While Cycle & Carriage is facing a number of challenges in its business and in relation to its shareholding in Astra International, it is believed that its management can meet those challenges over the next few years. It is Jardine Strategic's intention that Cycle & Carriage should remain a major Singapore listed company with a high level of local ownership, able to operate effectively and with sound financing in its principal markets in Southeast Asia.

EON's sale of its stake in Cycle & Carriage is part of its own broader strategy of focusing on its core automotive distribution and automotive related businesses in Malaysia where it commands controlling interests. EON, in which Jardine Strategic has a 19.3% interest, has also announced its intention to improve its capital structure and return value to its shareholders by the payment of a special dividend out of existing resources and from the proceeds of the sale of its Cycle & Carriage stake.

Hongkong Land

Hongkong Land reported an underlying profit for the first half of US$96 million, down 16%. Net income from property was 6% lower as rental reversions remained negative in Hong Kong's soft property market. Net financing charges rose as higher gearing following share repurchases offset the benefit of lower interest rates. Underlying earnings per share fell 10%, the reduced number of shares in issue mitigating the effect of lower aggregate earnings. At 30th June 2002, a revaluation of Hongkong Land's property portfolio recorded a deficit of US$601 million, a decline of 7% since the prior year end, leading to a reported loss of US$506 million for the half year. The key driver for Hongkong Land's earnings is a revival of demand in the Hong Kong office market, which is dependent upon recovery in global business confidence, and no material change in the current trend is expected for the remainder of the year.

Market rental levels in Hong Kong's Central District fell some 13% in the first half, although the impact on the group was smoothed by the reversionary pattern of its leases. In spite of this challenging market, occupancy in the group's existing portfolio was maintained. In June, Hongkong Land obtained an occupation permit for its new development, Chater House. The property had been over 50% pre-let, and its major office and retail tenants are now fitting out space. In Singapore, the group's joint-venture development with Cheung Kong and Keppel Land is making progress and will be completed in 2005. In Beijing, the Central Park residential development joint-venture received permission to pre-sell in April and, following an effective marketing campaign in Beijing and Hong Kong, almost half of the first phase of 600 apartments were sold.

Dairy Farm

Dairy Farm's continuing operations showed substantial improvement in the first half of 2002, producing an underlying profit of US$30 million, compared with US$6 million in the same period in 2001. Sales from continuing operations were US$1,435 million, an increase of 7% over the prior year. In April, the company repurchased some ten per cent. of its issued share capital for a total cost of US$130 million. Dairy Farm sold its New Zealand supermarket business in June, recording a gain of US$225 million, and is now in a good position to develop its exclusively Asian-based businesses. The group's improved trading position has enabled it to reinstate an interim dividend.

An exceptional performance from Singapore and good progress from Giant in Malaysia enabled its Southeast Asia operations to increase sales by 11% and operating profit by 42% for the period. In North Asia, Mannings and 7-Eleven in Hong Kong continued to build on their leading market positions to produce good results. Wellcome Hong Kong showed some improvement, with a modest increase in sales and further expense reductions. 7-Eleven in Southern China continued its new store roll-out programme, opening 21 outlets in the first half to bring its total to 93 stores. Dairy Farm's restaurant joint-venture, Maxim's, increased its profit by 24%, and continued to expand its Starbucks business in Hong Kong and will open its first Starbucks in Macau and Guangdong Province during the second half of the year.

Mandarin Oriental

Mandarin Oriental's first half performance was encouraging as occupancy at most of its hotels recovered from the depressed levels in the second half of 2001. Total revenues declined, however, compared with the first half of 2001 due to the continued weakness in average room rates. But prudent cost containment, a favourable interest rate environment and a US$5 million write-back of development costs for Mandarin Oriental, Washington D.C. enabled the group to achieve a net profit of US$12 million for the period, up from US$6 million in the prior year. No interim dividend was declared given the current uncertain environment and the group's ongoing development commitments.

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Mandarin Oriental's two Hong Kong hotels showed some improvement in occupancy, but average room rates declined. Its London hotel has been firmly established as one of that city's leading properties, achieving an 11% increase in total revenue against the market trend. In New York, occupancy levels were up over the prior year, although rates were soft. There were mixed performances among the group's associate and managed hotels.

Mandarin Oriental's long-term strategy of being one of the world's leading luxury hotel groups remains firmly on course with three significant projects currently under way. Its new hotel in New York in the AOL/Time Warner Center is scheduled to open in late 2003. The development of a luxury hotel in Washington D.C. has commenced, with completion expected in 2004, and the detailed planning for its Tokyo hotel has begun.

Cycle & Carriage

Most of the major markets in which Cycle & Carriage operates experienced steady or improving economies in the first half of the year, with the exception of Singapore. Cycle & Carriage's profit excluding exceptional items was S$124 million for the first six months of 2002, 96% above the comparable period in 2001. Earnings from the motor vehicle operations, at S$26 million, were down 47% due to a weak performance from its Singapore operations. Mercedes-Benz sales in Singapore declined in intense market competition, and margins were also impacted ahead of the introduction of the new model and the loss of distributor margin earned in the previous year on Mercedes-Benz stocks carried over. The contribution from property for the first six months increased to S$10 million.

Astra International experienced buoyant trading conditions in Indonesia, with good demand for both motor vehicles and motorcycles. The operating contribution from Cycle & Carriage's 31% shareholding in Astra increased materially to S$98 million. In addition, Cycle & Carriage's share of the gain arising from the strengthening of the Rupiah was S$44 million, compared to a significant loss in the previous year. This was, however, partly offset by the write-off of deferred tax assets of S$35 million which are expected to expire prior to utilization.

Astra's high level of foreign currency debt and its onerous repayment schedule remain a challenge, and Astra has indicated that it may not be in a position to meet all its capital repayments as they fall due. A financial adviser has been appointed by Astra to assist in reviewing the options available so that a decision can be made on the most appropriate balance sheet strategy.

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Jardine Matheson Holdings Limited
Consolidated Profit and Loss Account

Prepared in accordance with IAS: Year ended 31st December 2001 US$m	Prepared in accordance with IAS: Six months ended 30th June 2001 US$m	Prepared in accordance with IAS: Six months ended 30th June **2002 US$m**	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties*: Six months ended 30th June **2002 US$m**	Prepared in accordance with IAS as modified by revaluation of leasehold properties*: Six months ended 30th June 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties*: Year ended 31st December 2001 US$m
9,413	4,958	**3,735**	2	Revenue	**3,735**	4,958	9,413
(7,079)	(3,752)	**(2,777)**		Cost of sales	**(2,777)**	(3,751)	(7,077)
2,334	1,206	**958**		Gross profit	**958**	1,207	2,336
172	91	**29**		Other operating income	**29**	91	172
(1,654)	(872)	**(641)**		Selling and distribution costs	**(641)**	(872)	(1,654)
(557)	(282)	**(229)**		Administration expenses	**(229)**	(282)	(557)
(91)	(11)	**(29)**		Other operating expenses	**(28)**	(11)	(92)
-	-	**225**		Net profit on disposal of Woolworths in Dairy Farm	**225**	-	-
38	(12)	**-**		Net gain/(loss) on disposal of Franklins' assets in Dairy Farm	**-**	(12)	38
242	120	**313**	3	Operating profit	**314**	121	243
(161)	(79)	**(60)**		Net financing charges	**(60)**	(79)	(161)
224	119	**147**		Share of operating profit less net financing charges of associates and joint ventures	**179**	126	261
(88)	(88)	**-**		Impairment of assets in Cycle & Carriage	**-**	(88)	(88)
-	-	**-**		Decrease in fair value of investment properties in Hongkong Land	**(248)**	-	(246)
136	31	**147**	4	Share of results of associates and joint ventures	**(69)**	38	(73)
217	72	**400**		Profit before tax	**185**	80	9
(101)	(47)	**(67)**	5	Tax	**(67)**	(46)	(103)
116	25	**333**		Profit/(loss) after tax	**118**	34	(94)
(1)	14	**(138)**		Outside interests	**(86)**	12	52
115	39	**195**		**Net profit/(loss)**	**32**	46	(42)
US¢	US¢	**US¢**			**US¢**	US¢	US¢
			6	**Earnings/(loss) per share**			
29.79	10.05	**51.66**		- basic	**8.48**	11.69	(10.72)
29.56	10.02	**51.48**		- diluted	**8.45**	11.64	(10.72)
			6	**Underlying earnings per share**			
42.81	18.27	**26.83**		- basic	**28.82**	19.90	46.32
42.49	18.20	**26.74**		- diluted	**28.72**	19.83	45.97

* The basis of preparation of this supplementary financial information is set out in note 1.

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Jardine Matheson Holdings Limited
Consolidated Balance Sheet

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties*		
At 31st December	At 30th June			At 30th June		At 31st December
2001 US$m	2001 US$m	**2002 US$m**		**2002 US$m**	2001 US$m	2001 US$m
			Net operating assets			
13	33	**21**	Goodwill	**21**	33	13
1,392	1,533	**1,288**	Tangible assets	**2,038**	2,347	2,141
13	18	**14**	Investment properties	**164**	176	163
440	441	**458**	Leasehold land payments	**-**	-	-
1,955	2,027	**2,018**	Associates and joint ventures	**2,940**	3,368	3,117
868	1,017	**959**	Other investments	**959**	1,017	868
26	33	**18**	Deferred tax assets	**18**	33	26
90	87	**91**	Pension assets	**91**	87	90
2	-	**-**	Other non-current assets	**-**	-	2
4,799	5,189	**4,867**	Non-current assets	**6,231**	7,061	6,420
768	875	**589**	Stocks and work in progress	**589**	875	768
640	657	**571**	Debtors and prepayments	**571**	657	640
959	927	**1,101**	Bank balances and other liquid funds	**1,101**	927	959
2,367	2,459	**2,261**	Current assets	**2,261**	2,459	2,367
(1,625)	(1,675)	**(1,441)**	Creditors and accruals	**(1,441)**	(1,675)	(1,625)
(434)	(691)	**(255)**	Borrowings	**(255)**	(691)	(434)
(31)	(36)	**(34)**	Current tax liabilities	**(34)**	(36)	(31)
(35)	(39)	**(36)**	Provisions	**(36)**	(39)	(35)
(2,125)	(2,441)	**(1,766)**	Current liabilities	**(1,766)**	(2,441)	(2,125)
242	18	**495**	Net current assets	**495**	18	242
(2,136)	(2,082)	**(2,187)**	Long-term borrowings	**(2,187)**	(2,082)	(2,136)
(59)	(69)	**(55)**	Deferred tax liabilities	**(62)**	(75)	(66)
(14)	(13)	**(15)**	Pension liabilities	**(15)**	(13)	(14)
(45)	(80)	**(36)**	Other non-current liabilities	**(36)**	(80)	(45)
2,787	2,963	**3,069**		**4,426**	4,829	4,401
			Capital employed			
153	155	**154**	Share capital	**154**	155	153
-	-	**-**	Share premium	**-**	-	-
2,515	2,595	**2,744**	Revenue and other reserves	**3,568**	3,784	3,501
(641)	(638)	**(650)**	Own shares held	**(650)**	(638)	(641)
2,027	2,112	**2,248**	Shareholders' funds	**3,072**	3,301	3,013
760	851	**821**	Outside interests	**1,354**	1,528	1,388
2,787	2,963	**3,069**		**4,426**	4,829	4,401

* The basis of preparation of this supplementary financial information is set out in note 1.

Jardine Matheson Holdings Limited
Consolidated Statement of Changes in Shareholders' Funds

Prepared in accordance with IAS: Year ended 31st December 2001 US$m	Prepared in accordance with IAS: Six months ended 30th June 2001 US$m	Prepared in accordance with IAS: Six months ended 30th June **2002 US$m**	*Note*		Prepared in accordance with IAS as modified by revaluation of leasehold properties*: Six months ended 30th June **2002 US$m**	Prepared in accordance with IAS as modified by revaluation of leasehold properties*: Six months ended 30th June 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties*: Year ended 31st December 2001 US$m
2,286	2,286	**2,027**		At beginning of period	**3,013**	3,469	3,469
				Revaluation of properties			
(4)	-	**1**		- net revaluation surplus/(deficit)	**1**	-	(44)
1	-	**-**		- deferred tax	**-**	-	1
				Revaluation of other investments			
(159)	(48)	**29**		- *fair value gains/(losses)*	**29**	(48)	(159)
(9)	(9)	**-**		- transfer to consolidated profit and loss account on disposal	**-**	(9)	(9)
				Net exchange translation differences			
(43)	(55)	**59**		- *amount arising in period*	**60**	(56)	(43)
15	-	**14**		- transfer to consolidated profit and loss account on disposal of businesses	**14**	-	15
				Cash flow hedges			
(14)	(12)	**(6)**		- *fair value losses*	**(6)**	(12)	(14)
9	1	**3**		- transfer to consolidated profit and loss account	**3**	1	9
(1)	-	**-**		- recognized in stocks and work in progress	**-**	-	(1)
1	1	**-**		- deferred tax	**-**	1	1
(204)	(122)	**100**		Net gains/(losses) not recognized in *consolidated profit and loss account*	**101**	(123)	(244)
115	39	**195**		Net profit/(loss)	**32**	46	(42)
(103)	(73)	**(71)**	7	Dividends	**(71)**	(73)	(103)
2	1	**2**		Exercise of share options	**2**	1	2
28	20	**15**		*Scrip issued in lieu of dividends*	**15**	20	28
(88)	(31)	**(14)**		Repurchase of shares	**(14)**	(31)	(88)
2	-	**3**		Change in attributable interests	**3**	-	2
(11)	(8)	**(9)**		Increase in own shares held	**(9)**	(8)	(11)
2,027	2,112	**2,248**		At end of period	**3,072**	3,301	3,013

* The basis of preparation of this supplementary financial information is set out in note 1.

Consolidated Cash Flow Statement

Prepared in accordance with IAS: Year ended 31st December 2001 US$m	Prepared in accordance with IAS: Six months ended 30th June 2001 US$m	Prepared in accordance with IAS: Six months ended 30th June **2002 US$m**	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties*: Six months ended 30th June **2002 US$m**	Prepared in accordance with IAS as modified by revaluation of leasehold properties*: Six months ended 30th June 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties*: Year ended 31st December 2001 US$m
				Operating activities			
242	120	**313**		Operating profit	**314**	121	243
202	102	**84**		Depreciation and amortisation	**83**	101	200
(86)	(52)	**(204)**		Other non-cash items	**(204)**	(52)	(85)
(2)	(119)	**23**		Decrease/(increase) in working capital	**23**	(119)	(2)
37	34	**11**		Interest received	**11**	34	37
(187)	(105)	**(68)**		Interest and other financing charges paid	**(68)**	(105)	(187)
(49)	(22)	**(19)**		Tax paid	**(19)**	(22)	(49)
157	(42)	**140**			**140**	(42)	157
200	104	**119**		Dividends from associates and joint ventures	**119**	104	200
357	62	**259**		Cash flows from operating activities	**259**	62	357
				Investing activities			
(67)	(67)	**(194)**	*8(a)*	Purchase of subsidiary undertakings	**(194)**	(67)	(67)
(91)	(66)	**(19)**	*8(b)*	Purchase of associates and joint ventures	**(19)**	(66)	(91)
(21)	(14)	**(8)**		Purchase of other investments	**(8)**	(14)	(21)
(208)	(86)	**(100)**		Purchase of tangible assets	**(100)**	(86)	(209)
(1)	-	**-**		Leasehold land payments	**-**	-	-
(232)	(168)	**353**	*8(c)*	Sale of subsidiary undertakings	**353**	(168)	(232)
30	1	**2**		Sale of associates and joint ventures	**2**	1	30
198	198	**1**	*8(d)*	Sale of other investments	**1**	198	198
51	32	**9**		Sale of tangible assets	**9**	32	51
217	(12)	**-**		Disposal of Franklins' assets in Dairy Farm	**-**	(12)	217
(124)	(182)	**44**		Cash flows from investing activities	**44**	(182)	(124)
				Financing activities			
2	1	**2**		Issue of shares	**2**	1	2
(88)	(15)	**(14)**		Repurchase of shares	**(14)**	(15)	(88)
6	4	**5**		Capital contribution from outside shareholders	**5**	4	6
6,238	2,039	**3,340**		Drawdown of borrowings	**3,340**	2,039	6,238
(6,687)	(2,275)	**(3,426)**		Repayment of borrowings	**(3,426)**	(2,275)	(6,687)
(53)	(38)	**(41)**		Dividends paid by the Company	**(41)**	(38)	(53)
(44)	(30)	**(26)**		Dividends paid to outside shareholders	**(26)**	(30)	(44)
(626)	(314)	**(160)**		Cash flows from financing activities	**(160)**	(314)	(626)
(16)	(14)	**4**		Effect of exchange rate changes	**4**	(14)	(16)
(409)	(448)	**147**		Net increase/(decrease) in cash and cash equivalents	**147**	(448)	(409)
1,318	1,318	**909**		Cash and cash equivalents at beginning of period	**909**	1,318	1,318
909	870	**1,056**		Cash and cash equivalents at end of period	**1,056**	870	909

* *The basis of preparation of this supplementary financial information is set out in note 1.*

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Jardine Matheson Holdings Limited
Analysis of Profit Contribution

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties*		
Year ended 31st December	Six months ended 30th June			Six months ended 30th June		Year ended 31st December
2001 US$m	2001 US$m	**2002 US$m**		**2002 US$m**	2001 US$m	2001 US$m
			Group Contribution			
75	32	**35**	Jardine Pacific	**36**	33	77
54	30	**22**	Jardine Motors Group	**22**	30	54
23	12	**14**	Jardine Lloyd Thompson	**14**	12	23
15	2	**13**	Dairy Farm	**14**	3	15
57	30	**29**	Hongkong Land	**35**	35	68
4	4	**8**	Mandarin Oriental	**8**	4	4
15	1	**16**	Cycle & Carriage	**16**	1	15
243	111	**137**	Profit from core businesses	**145**	118	256
(77)	(40)	**(36)**	Corporate and other interests	**(36)**	(40)	(77)
166	71	**101**	Underlying net profit	**109**	78	179
(4)	-	**(1)**	Decrease in fair value of investment properties	**(190)**	-	(189)
(47)	(32)	**95**	Other non-recurring items	**113**	(32)	(32)
115	39	**195**	Net profit/(loss)	**32**	46	(42)
			Further analysis of Jardine Pacific			
13	4	**5**	Gammon Skanska	**5**	4	13
17	6	**9**	HACTL	**9**	6	17
5	2	**1**	IKEA	**1**	2	5
6	3	**3**	Jardine Aviation Services	**3**	3	6
14	4	**3**	Jardine Engineering Corporation	**3**	4	14
4	3	**2**	Jardine OneSolution	**2**	3	4
5	2	**2**	Jardine Property Investment	**3**	3	6
8	4	**3**	Jardine Restaurants	**3**	4	8
11	6	**7**	Jardine Schindler	**7**	6	11
5	2	**2**	Jardine Shipping Services	**2**	2	5
2	2	**1**	Pacific Finance	**1**	2	2
(3)	-	**3**	Other businesses	**3**	-	(2)
87	38	**41**		**42**	39	89
(12)	(6)	**(6)**	Corporate	**(6)**	(6)	(12)
75	32	**35**		**36**	33	77
			Further analysis of Jardine Motors Group			
44	25	**15**	Hong Kong and Mainland China	**15**	25	44
5	4	**4**	United Kingdom	**4**	4	5
1	1	**(1)**	France	**(1)**	1	1
1	-	**2**	United States	**2**	-	1
51	30	**20**		**20**	30	51
-	(1)	**1**	Corporate and other interests	**1**	(1)	-
51	29	**21**		**21**	29	51
3	1	**1**	Amortisation of goodwill	**1**	1	3
54	30	**22**		**22**	30	54

* The basis of preparation of this supplementary financial information is set out in note 1.

1. Accounting Policies and Basis of Preparation

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting.

There have been no changes to the accounting policies described in the 2001 annual financial statements. As in 2001, the Group is required to account for leasehold land in respect of investment and other properties at amortised cost in order to comply with IAS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 10 to 14 and pages 17 to 18 prepared in accordance with IAS as modified by the revaluation of leasehold properties.

The Group's reportable segments are set out in note 2 and are described on pages 5 to 9.

2. Revenue

	Prepared in accordance with IAS Six months ended 30th June	
	2002 **US$m**	2001 US$m
By business:		
Jardine Pacific	**774**	879
Jardine Motors Group	**1,047**	1,295
Dairy Farm	**1,802**	2,664
Mandarin Oriental	**112**	118
Other activities	**-**	2
	3,735	4,958

3. Operating Profit

	Prepared in accordance with IAS Six months ended 30th June	
	2002	2001
	US$m	US$m
By business:		
Jardine Pacific	**15**	21
Jardine Motors Group	**13**	43
Dairy Farm	**24**	21
Mandarin Oriental	**23**	20
	75	105
Discontinuing operations		
- Woolworths in Dairy Farm	**16**	10
- Franklins in Dairy Farm	**-**	(25)
Net profit on disposal of Woolworths in Dairy Farm	**225**	-
Net loss on disposal of Franklins' assets in Dairy Farm	**-**	(12)
Corporate and other interests	**(3)**	42
	313	120

4. Share of Results of Associates and Joint Ventures

	Prepared in accordance with IAS Six months ended 30th June	
	2002	2001
	US$m	US$m
By business:		
Jardine Pacific	**38**	30
Jardine Motors Group	**6**	3
Jardine Lloyd Thompson	**24**	17
Dairy Farm	**15**	12
Hongkong Land	**21**	46
Mandarin Oriental	**7**	5
Cycle & Carriage	**36**	6
	147	119
Impairment of assets in Cycle & Carriage	**-**	(88)
	147	31

5. Tax

	Prepared in accordance with IAS Six months ended 30th June	
	2002	2001
	US$m	US$m
Company and subsidiary undertakings	**24**	23
Associates and joint ventures	**43**	24
	67	47

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes United Kingdom tax of US$6 million *(2001: US$6 million)*.

6. Earnings Per Share

Basic earnings per share are calculated on net profit of US$195 million *(2001: US$39 million)* and on the weighted average number of 378 million *(2001: 392 million)* shares in issue during the period. The weighted average number excludes the Company's share of the shares held by subsidiary undertakings and the shares held by the Trustee under the Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on the weighted average number of 379 million *(2001: 393 million)* shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the period.

Additional basic and diluted earnings per share reflecting the revaluation of leasehold properties are calculated on a net profit of US$32 million *(2001: US$46 million)* as shown in the supplementary financial information.

6. Earnings Per Share (continued)

Additional basic and diluted earnings per share are also calculated based on underlying earnings. The difference between underlying net profit and net profit is reconciled as follows:

Prepared in accordance with IAS			Prepared in accordance with IAS as modified by revaluation of leasehold properties	
Six months ended 30th June			Six months ended 30th June	
2001 US$m	**2002 US$m**		**2002 US$m**	2001 US$m
71	**101**	Underlying net profit	**109**	78
		Decrease in fair value of investment properties		
-	**-**	- Hongkong Land	**(189)**	-
-	**(1)**	- other	**(1)**	-
-	**(1)**		**(190)**	-
		Discontinuing operations		
3	**5**	- net profit of Woolworths in Dairy Farm	**5**	3
-	**119**	- net profit on disposal of Woolworths in Dairy Farm	**119**	-
(15)	**-**	- net loss of Franklins in Dairy Farm	**-**	(15)
(5)	**-**	- net loss on disposal of Franklins' assets in Dairy Farm	**-**	(5)
(17)	**124**		**124**	(17)
		Sale and closure of businesses		
-	**(14)**	- Cica	**(14)**	-
9	**3**	- other	**3**	9
9	**(11)**		**(11)**	9
		Asset impairment		
(65)	**-**	- Astra International	**-**	(65)
-	**(20)**	- other	**(2)**	-
(65)	**(20)**		**(2)**	(65)
19	**3**	Fair value gain on conversion option component of 4.75% Guaranteed Bonds due 2007	**3**	19
22	**-**	Sale of investments	**-**	22
-	**(1)**	Other	**(1)**	-
39	**195**	Net profit	**32**	46

7. Dividends

	Prepared in accordance with IAS Six months ended 30th June	
	2002 US$m	2001 US$m
Final dividend in respect of 2001 of US¢18.70 *(2000: US¢18.70)* per share	**115**	116
Less Company's share of dividends paid on the shares held by subsidiary undertakings	**(44)**	(43)
	71	73

An interim dividend in respect of 2002 of US¢7.80 *(2001: US¢7.80)* per share amounting to a total of US$48 million *(2001: US$48 million)* is declared by the Board. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$19 million *(2001: US$18 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2002.

8. Notes to Consolidated Cash Flow Statement

	Prepared in accordance with IAS Six months ended 30th June	
(a) Purchase of subsidiary undertakings	**2002 US$m**	2001 US$m
Tangible assets	**5**	4
Current assets	**2**	17
Current liabilities	**-**	(20)
Fair value at acquisition	**7**	1
Goodwill attributable to subsidiary undertakings	**1**	-
Total consideration	**8**	1
Adjustment for deferred consideration	**-**	(1)
Net cash outflow	**8**	-
Payment of deferred consideration	**2**	10
Purchase of shares in Jardine Strategic	**37**	30
Purchase of shares in Dairy Farm	**130**	14
Purchase of shares in Mandarin Oriental	**17**	13
	194	67

8. Notes to Consolidated Cash Flow Statement (continued)

(b) Purchase of associates and joint ventures in the six months ended 30th June 2001 included Jardine Strategic's increased interest in Hongkong Land of US$50 million.

	Prepared in accordance with IAS Six months ended 30th June	
	2002	2001
(c) Sale of subsidiary undertakings	**US$m**	US$m
Goodwill	**2**	-
Tangible assets	**143**	4
Associates and joint ventures	**2**	-
Other investments	**1**	-
Deferred tax assets	**8**	-
Current assets	**192**	381
Current liabilities	**(151)**	(317)
Long-term borrowings	**(65)**	-
Deferred tax liabilities	**(4)**	-
Other non-current liabilities	**(7)**	-
Outside interests	**(1)**	(1)
Net assets disposed of	**120**	67
Profit on disposal	**226**	20
Sale proceeds	**346**	87
Adjustment for accrual of disposal costs and deferred consideration	**4**	(1)
Cash and cash equivalents of subsidiary undertakings disposed of	**3**	(254)
Net cash inflow/(outflow)	**353**	(168)

Net cash inflow in 2002 of US$353 million included Jardine Motors Group's sale of Cica of US$72 million and Dairy Farm's sale of Woolworths New Zealand of US$274 million.

Net cash outflow in 2001 of US$168 million included a cash outflow of US$218 million relating to the disposal of Matheson Bank in the United Kingdom and a cash inflow of US$50 million relating to Dairy Farm's sale of Sims Trading.

(d) Sale of other investments in the six months ended 30th June 2001 included Jardine Strategic's interests in Housing Development Finance Corporation of US$70 million and J.P. Morgan Chase of US$119 million.

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9. Capital Commitments and Contingent Liabilities

	At 30th June 2002 US$m	At 30th June 2001 US$m	At 31st December 2001 US$m
(a) Capital commitments	**200**	144	127
(b) Contingent liabilities			
- guarantees in respect of facilities made available to associates and joint ventures	**124**	103	102
- other guarantees	**5**	5	5

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

The interim dividend of US¢7.80 per share will be payable on 16th October 2002 to shareholders on the register of members at the close of business on 23rd August 2002, and will be available in cash with a scrip alternative. The ex-dividend date will be on 21st August 2002, and the share registers will be closed from 26th to 30th August 2002, inclusive. Shareholders will receive their cash dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 26th September 2002. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing ten business days prior to the payment date. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars or the scrip alternative.

- end -

For further information, please contact:

Jardine Matheson Limited
Norman Lyle (852) 2843 8216

Golin/Harris Forrest
Megan Ross (852) 2501 7986

This and other Group announcements can be accessed through the Internet at "www.jardines.com".